Explanatory Note

The original Registration Statement on Form S-1 filed on December 28, 2012 was inadvertently filed prior to review by the Registrant’s independent registered accounting firm and did not include the Registrant’s financial statements and audit report for the period ended August 31, 2012 which are included in this amendment. This amendment also includes the Registrant's unaudited financial statements for the fiscal quarter ended November 30, 2012.